CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

June 30, 2018 and 2017
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	June 30, 2018	December 31, 2017
Assets
Current assets
Cash		$318,355	$231,596
Accounts receivable	9	9,268	15,668
Inventories	10	37,979	41,432
Prepaid expenses		4,592	7,122
		$370,194	$295,818
Non-current assets
Other long-term assets	11	139,902	118,480
Restricted cash	12	1,628	22,193
Mining interests and plant and equipment	13	1,041,682	1,049,309
		$1,553,406	$1,485,800
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$86,405	$84,746
Share based liabilities	14	3,343	1,898
Finance leases		14,363	16,358
Income tax payable		14,640	8,337
Provisions		16,139	19,133
		$134,890	$130,472
Non-current liabilities
Share based liabilities	14	—	218
Provisions		38,009	41,652
Finance leases		16,195	22,217
Deferred tax liabilities		158,518	133,645
		$347,612	$328,204
Shareholders' equity
Share capital		952,677	951,184
Reserves		34,485	33,122
Accumulated other comprehensive (loss) income		(21,855)	36,078
Retained earnings		240,487	137,212
		1,205,794	1,157,596
		$1,553,406	$1,485,800

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months and six months ended June 30, 2018 and 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts)

		Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	Note	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
			(Restated - note 4)		(Restated - note 4)
Revenue		$214,653	$189,894	$412,890	$358,422
Production costs	5	(66,494)	(72,926)	(137,977)	(153,535)
Royalty expense		(6,217)	(5,409)	(12,235)	(10,076)
Depletion and depreciation		(32,484)	(35,889)	(60,432)	(71,348)
Earnings from mine operations		109,458	75,670	202,246	123,463
Expenses
General and administrative	6	(7,468)	(6,262)	(16,228)	(11,827)
Transaction costs		—	(19)	—	(397)
Exploration and evaluation		(15,763)	(10,908)	(32,466)	(19,632)
Care and maintenance		(230)	(508)	(1,039)	(2,909)
Earnings from operations		85,997	57,973	152,513	88,698
Other income, net	7	4,290	590	9,654	714
Finance Items			.
Finance income	8	943	621	1,661	1,193
Finance costs	8	(1,121)	(3,081)	(1,831)	(6,349)
Earnings before income taxes		90,109	56,103	161,997	84,256
Current income tax expense		(10,526)	(12,776)	(15,672)	(19,382)
Deferred tax expense		(18,097)	(4,966)	(34,802)	(11,145)
Earnings from continuing operations		61,486	38,361	111,523	53,729
Loss from discontinued operations	4	—	(3,790)	—	(6,025)
Net earnings		$61,486	$34,571	$111,523	$47,704
Other comprehensive income
Items that have been or may be subsequently reclassified to net earnings:
Unrealized and realized gains on investments in equity securities, net of tax		—	(349)	—	(344)
Exchange differences on translation of foreign operations		(31,876)	16,372	(61,565)	48,959
Items that will not be reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	11	(5,943)	—	3,632	—
Total other comprehensive income		(37,819)	16,023	(57,933)	48,615
Comprehensive income		$23,667	$50,594	$53,590	$96,319

Basic earnings per share from continuing operations	15(b(iii))	$0.29	$0.18	$0.53	$0.26
Diluted earnings per share from continuing operations	15(b(iii))	$0.29	$0.17	$0.52	$0.26
Basic loss per share from discontinued operations		$—	($0.01)	$—	($0.03)
Diluted loss per share from discontinued operations		$—	($0.01)	$—	($0.03)
Total basic earnings per share		$0.29	$0.17	$0.53	$0.23
Total diluted earnings per share		$0.29	$0.16	$0.52	$0.23

Weighted average number of common shares outstanding (in 000's)
Basic	15(b(iii))	211,032	209,313	211,123	206,918
Diluted	15(b(iii))	212,998	211,255	213,149	208,366
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2018 and 2017
(unaudited - stated in thousands of United States Dollars)

		Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	Note	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
			(Restated - note 4)		(Restated - note 4)
Operating activities
Earnings from continuing operations		$61,486	$38,361	$111,523	$53,729
Depletion and depreciation		32,484	35,889	60,432	71,348
Share based payment expense	15(b(ii))	1,715	1,134	3,627	2,535
Other income, net		(4,290)	(590)	(9,654)	(714)
Finance items, net		178	2,460	170	5,156
Income tax expense		28,623	17,742	50,474	30,527
Income tax paid		(4,631)	(10,544)	(8,424)	(10,592)
Cash reclamation expenditures		(1,292)	(1,121)	(4,223)	(3,156)
Change in non-cash working capital	16	6,639	(5,860)	6,624	(3,488)
Net cash provided by operating activities of continuing operation		120,912	77,471	210,549	145,345
Net cash used in operating activities of discontinued operations		—	(6,444)	—	(7,747)
Investing activities
Additions to mining interests	13	(33,436)	(21,584)	(63,620)	(42,989)
Additions to plant and equipment	13	(17,920)	(4,686)	(27,164)	(12,607)
Additions to other long-term assets		(8,904)	—	(8,904)	—
Investments in public and private entities	11	(16,120)	(12,573)	(16,120)	(12,573)
Proceeds on dispositions of assets		570	434	1,302	781
Release from restricted cash, net		19,834	—	19,834	—
Net cash used in investing activities of continuing operations		(55,976)	(38,409)	(94,672)	(67,388)
Net cash provided by investing activities of discontinued operations		—	478	—	399
Financing activities
Net proceeds from exercise of stock options		279	6,836	2,086	11,859
Interest received, net of interest received / (paid)		423	(2,587)	744	(2,390)
Payment of finance lease obligations		(10,441)	(1,789)	(15,471)	(5,528)
Buy back of shares		(1,039)	(8,206)	(1,039)	(8,206)
Redemption / Buy back of convertible debentures		—	(43,779)	—	(43,779)
Payment of dividends	15(a)	(3,340)	—	(6,691)	—
Net cash used in financing activities of continuing operations		(14,118)	(49,525)	(20,371)	(48,044)
Net cash used in financing activities of discontinued operations		—	(28)	—	(60)
Impact of foreign exchange on cash balances of continuing operations		(7,807)	4,126	(8,747)	9,925
Impact of foreign exchange on cash balances of discontinued operations		—	(4)	—	52
Change in cash of continuing operations during the period		43,011	(6,337)	86,759	39,838
Change in cash of discontinued operations during the period		—	(5,998)	—	(7,356)
Change in cash		43,011	(12,335)	86,759	32,482
Cash, beginning of period		275,344	279,715	231,596	234,898
Cash, end of year		$318,355	$267,380	$318,355	$267,380
Supplemental cash flow information – Note 16
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited - stated in thousands of United States Dollars, except share information)

		Share Capital		Equity portion of convertible debentures	Reserves	Accumulated other comprehensive income (loss)		(Accumulated Deficit)/ Retained earnings	Shareholders' Equity
	Note	Shares (000s)	Amount		Share based payments and other reserves	Foreign currency translation	Investment revaluation
December 31, 2016		203,032	$900,389	$15,674	$49,996	($71,924)	$340	$11,439	$905,914
Exercise of share options, including transfer from reserves		6,182	$34,204	$—	($22,344)	$—	$—	$—	$11,860
Share issuance		1,500	10,686	—	—	—	—	—	10,686
Share based payments expense		—	—	—	1,376	—	—	—	1,376
Foreign currency translation		—	—	—	—	48,959	—	—	48,959
Dividends declared		—	—	—	—	—	—	(1,623)	(1,623)
Unrealized gain on investments in equity securities, net of tax		—	—	—	—	—	(344)	—	(344)
Net earnings		—	$—	$—	$—	$—	$—	$47,704	$47,704
		210,714	$945,279	$15,674	$29,028	($22,965)	($4)	$57,520	$1,024,532
Treasury shares		(1,312)	($11,651)	$—	$—	$—	$—	$—	($11,651)
June 30, 2017		209,402	$933,628	$15,674	$29,028	($22,965)	($4)	$57,520	$1,012,881
December 31, 2017		210,945	$951,184	$—	$33,122	$8,974	$27,104	$137,212	$1,157,596
Exercise of share options, including transfer from reserves		348	$2,532	$—	($446)	$—	$—	$—	$2,086
Share based payments expense	15(b(ii))	—	—	—	1,809	—	—	—	1,809
Foreign currency translation		—	—	—	—	(61,565)	—	—	(61,565)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	—	3,632	—	3,632
Dividends declared		—	—	—	—	—	—	(8,248)	(8,248)
Share repurchases		(69)	(1,039)	—	—	—	—	—	(1,039)
Net earnings		—	$—	$—	$—	$—	$—	$111,523	$111,523
June 30, 2018		211,224	$952,677	$—	34,485	($52,591)	$30,736	$240,487	$1,205,794

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, “Kirkland Lake Gold”, or the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange under the symbol "KL" and the Australian Securities Exchange under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

The Company is a mid-tier gold producer with four wholly-owned operating mines, two wholly-owned mines currently on care and maintenance and several exploration properties in Canada and Australia.
2. BASIS OF PREPARATION
Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2017, except as noted below under changes in accounting policies. The Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2017 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on August 1, 2018.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments, as set out in the accounting policies in note 3 of the 2017 annual consolidated financial statements.

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2, Share-based Payment

IFRS 2 Share-based Payment clarifies the effects of vesting conditions on cash-settled share-based payment transactions, the classification of share-based payment transactions with net settlement features for withholding tax obligations and modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity settled. Based on the Company's assessment, this interpretation will not have a material impact on share-based payments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRS 9, Financial Instruments

The Company adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaced IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). The Company elected to use the exemption to not restate comparative information for prior periods. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company adopted IFRS 9 on January 1, 2018. As a result of the adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments. Under IFRS 9, the Company’s financial assets are accounted for as follows when compared to the Company’s previous policy in accordance with IAS 39:

Financial Asset	Classification and Measurement Under IAS 39	Classification and Measurement Under IFRS 9
Cash, Restricted cash	Fair value through profit or loss (“FVPL”)	Amortized cost
Accounts receivable and other assets	Loans and receivables - Amortized cost	Amortized cost
Other long-term assets - investments in equity securities	Available for sale - Fair value through other comprehensive income (“FVOCI”)	FVOCI
Other long-term assets - warrant investments	FVPL	FVPL

Under IFRS 9, the Company’s investments in equity securities are designated as financial assets at FVOCI. Fair value gains and losses on investments in equity securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings. Therefore, the IFRS 9 impairment model does not apply to investments in equity instruments. The impairment model applies to financial assets measured at amortized cost.

The changes in accounting policy did not result in a change in carrying value for any financial instruments on transition date. The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities.

Upon initial date of application of IFRS 9, there was no impact to the Company's consolidated financial statements as of the date of initial application.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial instruments

a)Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as FVPL, FVOCI, or amortized cost.
Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as FVPL or amortized cost.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Financial assets and financial liabilities at FVPL are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets designated as FVOCI are measured at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as FVPL, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and restricted cash are classified as amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Accounts payable and accrued liabilities are classified as and measured at amortized cost. Warrant investments derivatives are classified as FVPL.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. The Company adopted IFRS 15 as at January 1, 2018.

The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2018), without restating the financial statements on a retrospective basis. The Company has reviewed its sales contracts with customers using the five-step analysis under IFRS 15 and there are no material changes to the amounts and timing of revenue recognized. No adjustment to opening retained earnings was, therefore, required on transition to IFRS 15. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see note 17. All segments principally generate revenue from metal sales.

As a result of the adoption of IFRS 15, the Company has changed its accounting policy for revenue recognition as detailed below.

Revenue

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of transfer of control.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018. The Company adopted IFRIC 22 on January 1, 2018. The Company completed its analysis of the impact of IFRIC 22 on the Company's condensed consolidated interim financial statements with no material impact noted.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Accounting Standards Issued But Not yet Adopted

IFRS 16, Leases

In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replace the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet, unless certain criteria for exclusion are met.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The extent of the impact of adopting the standard has not yet been determined. The Company is in the process of developing its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact that the new interpretation will have on its consolidated financial statements.

4. DISPOSITION OF STAWELL MINE

In December 2017, the Company completed the sale of Stawell Gold Mines Pty Ltd which owned the Stawell Gold Mine ("Stawell Mine") located in the State of Victoria, Australia. The Stawell Mine was previously one of the Company's operating segments. On closing in 2017, the Company received $6,250 in cash consideration and retained a 2.5% net smelter return ("NSR") on the Stawell Mine. There is a performance bond held with an Australian bank of $4,338 that guarantees the rehabilitation obligation. If the bond is subsequently drawn, the purchaser will be obligated to reimburse the Company as a requirement under the sale agreement. The performance bond will remain in place for the earlier of three years or the start of production at the Stawell Mine. The disposition of Stawell Mine is accounted for as a discontinued operation in the comparative prior period. Losses and cash flows from discontinued operations are presented seperately for comparative periods. As the operations and cash flows can be clearly distinguished from the rest of the Company, the components of net loss have been presented separately as discontinued operations.

5. PRODUCTION COSTS
Production costs includes the following:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Operating costs	$66,412	$72,872	$137,812	$153,238
Share based payment expense (note 15(b(ii)))	82	54	165	297
Production costs	$66,494	$72,926	$137,977	$153,535

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

6. GENERAL AND ADMINISTRATIVE
General and administrative expenses include the following:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
General and administrative - other	$5,835	$4,104	$12,766	$8,511
Severance payments	—	1,078	—	1,078
Share based payment expense. (note 15(b(ii)))	1,633	1,080	3,462	2,238
General and administrative	$7,468	$6,262	$16,228	$11,827

7. OTHER INCOME, NET
Other income, net include the following:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Gain (loss) on disposal of non core mining interests and plant and equipment	$68	$593	($421)	$186
Change in fair value of warrant investments	(2,660)	168	(965)	168
Recognition of deferred premium on flow through shares	—	734	—	1,147
Unrealized and realized foreign exchange gain (loss), net	6,475	136	10,400	(95)
Other income (loss)	407	(1,041)	640	(692)
Other income, net	$4,290	$590	$9,654	$714

8. FINANCE ITEMS

Finance income and expense includes the following:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Interest income on bank deposits	$943	$621	$1,661	$1,193
Finance income	$943	$621	$1,661	$1,193

Unwinding of discount on convertible debentures	$—	$2,625	$—	$5,274
Interest on finance leases	520	132	917	473
Finance fees and bank charges	277	57	328	60
Unwinding of discount on rehabilitation provision	324	267	586	542
Finance expense	$1,121	$3,081	$1,831	$6,349

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

9. ACCOUNTS RECEIVABLE

As at	June 30, 2018	December 31, 2017
Trade receivables	$1,235	$4,246
Sales tax and other statutory receivables	7,211	10,379
Other receivables	822	1,043
	$9,268	$15,668

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at June 30, 2018 or December 31, 2017 are past due.

Trade receivables represent the value of gold doré sold as at quarter end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There is no allowance for doubtful accounts.

10. INVENTORIES

As at	June 30, 2018	December 31, 2017
Gold doré	$909	$1,515
Gold in circuit	12,206	12,814
Ore stockpiles	3,313	6,538
Supplies and consumables	21,551	20,565
	$37,979	$41,432

During the three and six months ended June 30, 2018, there were no write downs of inventory to net realizable value (June 30, 2017 - $nil). There were no reversals of write downs of inventory to net realizable value during the three and six months ended June 30, 2018 and 2017.

11. OTHER LONG-TERM ASSETS

As at	June 30, 2018	December 31, 2017
Investments in equity securities	$115,213	$100,109
Warrant investments	11,167	12,754
NSR Royalty from Stawell Mine	1,070	1,138
Deposits and other	12,452	4,479
	$139,902	$118,480

Deposits and other includes prepaid expenses used for other long-term assets.

Investments in equity securities

Changes in the investments in equity securities for the six months ended June 30, 2018 and year ended December 31, 2017 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Six months ended June 30, 2018	Year ended December 31, 2017
Balance, beginning of period	$100,109	$5,885
Acquisition of investments	16,120	69,171
Disposition of investments	(525)	(5,772)
Unrealized gain	4,570	30,249
Realized gain	31	—
Foreign currency translation	(5,092)	576
Investments in equity securities, end of period	$115,213	$100,109

On May 29, 2018, the Company acquired an additional 4,000,000 common shares of Novo Resources Corp. at a purchase price of C$5.00 per share and transaction costs totaling C$20,900 (US$16,120).

The fair market value of the investments and warrants held as at June 30, 2018 and December 31, 2017 are as follows:

Investments in equity securities	Shares	Fair market value as at December 31, 2017	Purchase/(sales)	Unrealized gain/(loss)	Realized gain/(loss)	Foreign currency translation	Fair market value as at June 30, 2018
Bonterra Resources Inc.	17,857,000	8,274	—	(2,435)	—	(336)	5,503
Coeur Mining Inc.	198,217	1,487	—	94	—	(75)	1,506
De Grey Mining Ltd.	33,333,333	4,168	—	607	—	(212)	4,563
Metanor Resources Inc.	12,272,143	6,863	—	(1,073)	—	(280)	5,510
Novo Resources Corp.	25,830,268	76,141	16,120	8,458	—	(4,251)	96,468
Other		3,176	(525)	(1,081)	31	62	1,663
Total		$100,109	$15,595	$4,570	$31	($5,092)	$115,213

Warrant investments	Shares	Valuation technique	Fair market value as at December 31, 2017	Unrealized gain/(loss)	Foreign currency translation	Fair market value as at June 30, 2018
De Grey Mining Ltd.	33,333,333	Black Scholes	1,192	(69)	(54)	1,069
Metanor Resources Inc.	6,136,072	Black Scholes	938	(726)	(21)	191
Novo Resources Corp.	14,000,000	Barrier Option Pricing	10,624	(169)	(548)	9,907
Total			$12,754	($964)	($623)	$11,167

The inputs used to value the warrant investments are as follows:

Input	De Grey Mining Ltd.	Metanor Resources Inc. first tranche	Metanor Resources Inc. second tranche	Novo Resources Corp.
Closing stock price day before grant	$0.18	$0.59	$0.59	$4.25
Exercise price	$0.19	$0.90	$0.90	$6.00
Expected life of the warrants	1.42	0.81	1.47	2.19
Volatility	52.33%	46.87%	68.68%	56.76%
Risk-free rate	1.91%	1.91%	1.91%	1.91%
Barrier	—	—	—	12
Rebate	—	—	—	6

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

12. RESTRICTED CASH

Movements in the restricted cash for the six months ended June 30, 2018 and year ended December 31, 2017 are as follows:

	June 30, 2018	Year ended December 31, 2017
Balance, beginning of period	$22,193	$20,042
Release from restricted cash	(19,834)	—
New letters of credit issued	—	680
Foreign currency translation	(731)	1,471
Restricted cash, end of period	$1,628	$22,193

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

13. MINING INTERESTS AND PLANT AND EQUIPMENT

Six months ended June 30, 2018	Depletable	Non depletable	Total Mining Interest	Plant and equipment	Total
Cost
At January 1, 2018	$864,385	$116,285	$980,670	$375,571	$1,356,241
Additions, including transfer from construction in progress	73,519	—	73,519	28,987	102,506
Construction in progress, net of transfers to plant and equipment	—	—	—	10,755	10,755
Change in environmental closure assets (estimate and discount rate)	29	—	29	—	29
Disposals	—	—	—	(5,325)	(5,325)
Foreign currency translation	($49,427)	($5,918)	($55,345)	($18,923)	($74,268)
Cost at June 30, 2018	$888,506	$110,367	$998,873	$391,065	$1,389,938
Accumulated depreciation and depletion
At January 1, 2018	$213,440	$—	$213,440	$93,492	$306,932
Depreciation	125	—	125	22,120	22,245
Depletion	38,097	—	38,097	—	38,097
Disposals	—	—	—	(3,969)	(3,969)
Foreign currency translation	($10,967)	$10	($10,957)	($4,092)	($15,049)
Accumulated depreciation and depletion at June 30, 2018	$240,695	$10	$240,705	$107,551	$348,256
Carrying value at June 30, 2018	$647,811	$110,357	$758,168	$283,514	$1,041,682

Year ended December 31, 2017	Depletable	Non depletable	Total Mining Interest	Plant and equipment	Total
Cost
Cost at January 1, 2017	$692,430	$135,834	$828,264	$298,925	$1,127,189
Additions, including transfer from construction in progress	95,643	212	95,855	69,755	165,610
Construction in progress, net of transfers to plant and equipment	—	—	—	1,405	1,405
Fair value of shares issued for IBA, amortized over life of mine	10,686	—	10,686	—	10,686
Change in environmental closure assets (estimate and discount rate)	8,109	30	8,139	—	8,139
Disposals	(208)	(30,199)	(30,407)	(18,196)	(48,603)
Foreign currency translation	$57,725	$10,408	$68,133	$23,682	$91,815
Cost at December 31, 2017	$864,385	$116,285	$980,670	$375,571	$1,356,241
Accumulated depreciation and depletion
Cost at January 1, 2017	$95,410	$—	$95,410	$55,735	$151,145
Depreciation	140	—	140	42,201	42,341
Depletion	108,403	—	108,403	—	108,403
Disposals	(338)	—	(338)	(9,861)	(10,199)
Foreign currency translation	$9,825	$—	$9,825	$5,417	$15,242
Accumulated depreciation and depletion at December 31, 2017	$213,440	$—	$213,440	$93,492	$306,932
Carrying value at December 31, 2017	$650,945	$116,285	$767,230	$282,079	$1,049,309

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Mining Interests
Depletable mining interests at June 30, 2018 of $647,811 includes the net book value of the assets for the producing mines in Canada (Macassa Mine and Holt Complex) for $307,910 (December 31, 2017 - $303,210), and Australia (producing Fosterville mine and non-producing Cosmo mine) for $339,901 (December 31, 2017 - $347,735).

Non-depletable mining interests at June 30, 2018 of $110,357 includes $44,058 (December 31, 2017 - $46,245) for the carrying value of previously acquired interest in exploration properties around the Company’s Macassa Mine in Canada, with the change in value related primarily to impact of foreign exchange; and $66,299 (December 31, 2017 - $70,234) for the carrying value of various acquired exploration properties in Australia.
Plant and Equipment
Plant and equipment at June 30, 2018, includes $10,755 (December 31, 2017 - $1,405) of construction in progress. Plant and equipment also includes costs of $58,261 (December 31, 2017 - $72,307) and accumulated depreciation of $16,402 (December 31, 2017 - $17,883) related to capital equipment and vehicles under finance leases.

14. SHARE BASED LIABILITIES

The Company has a deferred share unit plan ("DSU Plan") for non-executive directors of the Company, which provides a cash payment, common shares or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. after the plan of Arrangement that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding are as follows:

	Six months ended June 30, 2018		Year ended December 31, 2017
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year,	131,006	95,000	40,356	185,037
Granted	38,009	—	103,600	—
Redeemed	—	(35,625)	(12,950)	(90,037)
Cancelled	—	(23,750)	—	—
Balance at period end	169,015	35,625	131,006	95,000

Changes in the share based liabilities during the six months ended June 30, 2018 and year ended December 31, 2017 are as follows:

	Six months ended June 30, 2018	Year ended December 31, 2017
Opening liability	$2,116	$436
Share based payment expense	1,818	2,222
Redeemed DSUs and phantom share units (cash payments)	(441)	(605)
Foreign currency translation	(150)	63
Total share based payment liability	$3,343	$2,116
Current portion of share based liability	$3,343	$1,898
Long term share based liability	$—	$218

15. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at June 30, 2018, the Company had 211,224,032 common shares outstanding (December 31, 2017 - 210,944,884).

During the three and six months ended June 30, 2018, the Company issued an aggregate of 82,049 and 266,499 common shares, respectively upon the exercise of the same number of stock options.

On April 6, 2018, the Company purchased 69,400 shares for $1,039 (C$1,342) pursuant to the Normal Course Issuer Bid ("NCIB") which was renewed on the TSX on May 22, 2018.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

On June 18, 2018, the Company declared a quarterly dividend of C$0.03 per common share that was paid on July 13, 2018. The Company accrued $4,908 (C$6,337) as at June 30, 2018 related to the declared dividend with the corresponding reduction in retained earnings. The Company paid $3,340 (C$4,224) and $6,691 (C$8,443) respectively in dividends during the three and six months ended June 30, 2018.

(b)	RESERVES

(i)	Share based compensation plans

The Company has the following outstanding equity based awards:

Stock options

During the three and six months ended June 30, 2018 and 2017, the Company did not grant any stock options.

Changes in stock options during the six months ended June 30, 2018 and 2017 were as follows:

	Six months ended June 30, 2018		Six months ended June 30, 2017
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Opening Balance	1,499,315	$5.80	7,514,307	$4.60
Exercised	(348,548)	7.59	(4,595,901)	3.49
Expired	(49,724)	10.97	(235,269)	17.82
Forfeited	—	—	(40,001)	4.75
Stock options outstanding, end of period	1,101,043	$4.99	2,643,136	$5.36
Stock options exercisable, end of period	1,051,043	$4.99	2,407,910	$6.13

The weighted average share price at the date of exercise for stock options exercised during the three and six months ended June 30, 2018 was C$22.64 and C$20.29 per share (three and six months ended June 30, 2017 – C$10.13 and C$10.03).

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.
Stock Options Exercised
The following table outlines share options exercised during the six months ended June 30, 2018 and June 30, 2017:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $15.11	266,499	January 1, 2018 - March 31, 2018	$19.57
$3.42 - $6.82	82,049	April 1, 2018 - June 30, 2018	$22.64

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$1.11 - $7.81	1,804,842	January 1, 2017 - March 31, 2017	$9.87
$0.86 - $7.81	2,791,059	April 1, 2017 - June 30, 2017	$10.13

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Other equity based instruments

The Company has a long-term incentive plan ("LTIP") that provides for RSUs and PSUs (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. As the Company will not cash-settle awards under the LTIP plans, they are accounted for as equity awards.

The value of an RSU and PSU at the grant date is equal to the weighted average share price for five days prior to the date of grant. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Movements in the number of the PSUs and RSUs for the six months ended June 30, 2018 and June 30, 2017 are as follows:

	Six months ended June 30, 2018		Six months ended June 30, 2017
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of period	342,206	364,263	1,707,571	108,589
Granted	184,115	184,115	309,637	326,694
Cancelled	—	—	(52,204)	(57,204)
Redeemed	—	—	(1,590,211)	(4,979)
Balance, end of period	526,321	548,378	374,793	373,100

(ii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill) and general and administrative costs (options granted to directors and corporate employees).

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
RSU and PSU share based payment expense	$870	$729	$1,791	$1,243
RSU and PSU cash payments	—	15	—	65
Stock options share based payment expense	8	35	18	68
Equity based instruments share based payment expense	$878	$779	$1,809	$1,376
Cash settled instruments share based payment expense (note 14)	$837	$355	$1,818	$1,159
Total share based payment expense	$1,715	$1,134	$3,627	$2,535

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The allocation of share based payment expense on the consolidated statement of operations and comprehensive income during the three and six months ended June 30, 2018 and 2017 is as follows:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
General and administrative	$1,633	$1,080	$3,462	$2,238
Production costs	82	54	165	297
Total share based payment expense	$1,715	$1,134	$3,627	$2,535

(iii)	Basic and diluted income per share
Basic and diluted income per share for the three and six months ended June 30, 2018 and 2017 is calculated as shown in the table below. The diluted income per share for the three and six months ended June 30, 2018 and 2017 includes the impact of certain outstanding options, PSUs and RSUs.

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Earnings from continuing operations	61,486	38,361	111,523	$53,729
Loss from discontinued operations	—	(3,790)	—	($6,025)
Net earnings	61,486	34,571	111,523	$47,704
Weighted average basic number of common shares outstanding (in '000s)	211,032	209,313	211,123	206,918
Basic earnings per share from continuing operations	$0.29	$0.18	$0.53	$0.26
Basic loss per share from discontinued operations	$—	($0.01)	$—	($0.03)
Basic earnings per share	$0.29	$0.17	$0.53	$0.23
Weighted average diluted number of common shares outstanding (in '000s)	212,998	211,255	213,149	208,902
Diluted earnings per share from continuing operations	$0.29	$0.17	$0.52	$0.26
Diluted loss per share from discontinued operations	$—	($0.01)	$—	($0.03)
Diluted earnings per share	$0.29	$0.16	$0.52	$0.23

Weighted average diluted number of common shares for the three and six months ended June 30, 2018 and 2017 is calculated as follows:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Weighted average basic number of common shares outstanding (in '000s)	211,032	209,313	211,123	206,918
In the money shares - share options (in '000s)	891	1,194	951	1,236
In the money shares - RSUs and PSUs (in '000s)	1,075	748	1,075	748
Weighted average diluted number of common shares outstanding (in '000s)	212,998	211,255	213,149	208,902

The following items were excluded from the computation of weighted average shares outstanding for the six months ended June 30, 2018 and 2017 as their effect would be anti-dilutive:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Convertible debentures (in '000s)	—	—	—	5,036

16. SUPPLEMENTAL CASH FLOW INFORMATION

As at June 30, 2018, the Company’s cash balance of $318,355 (December 31, 2017 – $231,596) was at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Change in non-cash working capital
Decrease (increase) in accounts receivable	$2,243	($2,278)	$5,833	$132
Decrease (increase) in inventory	3,851	(6,047)	1,863	1,438
Decrease (increase) in prepaid expenses and current assets	4,707	(2,218)	2,626	(456)
Decrease (increase) in accounts payable and accrued liabilities	(4,162)	4,683	(3,698)	(4,602)
	$6,639	($5,860)	$6,624	($3,488)

Investing and financing non-cash transactions
Plant and equipment acquired financed through finance lease	$2,313	$3,695	$8,588	$5,257

17. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information below is reported at and for the three and six months ended June 30, 2018 and 2017 and is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended June 30, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$81,898	$34,630	$98,125	$—	$—	$214,653
Production costs	(26,044)	(22,483)	(17,967)	—	—	($66,494)
Royalty expense	(2,080)	(2,132)	(2,005)	—	—	($6,217)
Depletion and depreciation	(11,242)	(6,233)	(14,868)	(141)	—	($32,484)
Earnings (loss) from mine operations	$42,532	$3,782	$63,285	($141)	$—	$109,458
Expenses
General and administrative	—	—	—	—	(7,468)	($7,468)
Exploration and evaluation	(1,102)	(1,758)	(5,806)	(7,097)	—	($15,763)
Care and maintenance	—	(160)	—	(70)	—	($230)
Earnings (loss) from operations	$41,430	$1,864	$57,479	($7,308)	($7,468)	$85,997
Other income						$4,290
Finance items
Finance income						$943
Finance costs						($1,121)
Earnings before taxes from continuing operations						$90,109

Total expenditures:
Mining interest	$13,351	$5,665	$14,420	$—	$—	$33,436
Plant and equipment	2,725	2,235	12,960	—	—	17,920
Total capital expenditures	$16,076	$7,900	$27,380	$—	$—	$51,356

Total assets	$501,032	$194,315	$420,113	$124,299	$313,647	$1,553,406
Total liabilities	$135,091	$44,260	$122,853	$32,104	$13,304	$347,612

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the six months ended June 30, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$153,725	$78,577	$180,588	$—	$—	$412,890
Production costs	(52,748)	(44,240)	(40,989)	—	—	($137,977)
Royalty expense	(4,183)	(4,443)	(3,609)	—	—	($12,235)
Depletion and depreciation	(22,195)	(11,963)	(25,999)	(275)	—	($60,432)
Earnings (loss) from mine operations	$74,599	$17,931	$109,991	($275)	$—	$202,246
Expenses
General and administrative	—	—	—	—	(16,228)	($16,228)
Exploration and evaluation	(2,099)	(3,514)	(11,652)	(15,201)	—	($32,466)
Care and maintenance	—	(817)	—	(222)	—	($1,039)
Earnings (loss) from operations	$72,500	$13,600	$98,339	($15,698)	($16,228)	$152,513
Other income						$9,654
Finance items
Finance income						$1,661
Finance costs						($1,831)
Earnings before taxes from continuing operations						$161,997

Total expenditures:
Mining interest	$24,468	$12,666	$26,486	$—	$—	$63,620
Plant and equipment	4,059	5,613	17,492	—	—	27,164
Total capital expenditures	$28,527	$18,279	$43,978	$—	$—	$90,784

Total assets	$501,032	$194,315	$420,113	$124,299	$313,647	$1,553,406
Total liabilities	$135,091	$44,260	$122,853	$32,104	$13,304	$347,612

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended June 30, 2017
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$58,359	$32,655	$87,394	$11,486	$—	$189,894
Production costs	(23,814)	(18,115)	(15,284)	(15,713)	—	($72,926)
Royalty expense	(1,532)	(2,160)	(1,717)	—	—	($5,409)
Depletion and depreciation	(8,407)	(4,384)	(21,289)	(1,809)	—	($35,889)
Earnings (loss) from mine operations	$24,606	$7,996	$49,104	($6,036)	$—	$75,670
Expenses
General and administrative	—	—	—	(1)	(6,261)	($6,262)
Transaction costs	—	—	—	—	(19)	($19)
Exploration and evaluation	(2,807)	(2,774)	(4,298)	(1,029)	—	($10,908)
Care and maintenance	—	(153)	—	(355)	—	($508)
Earnings (loss) from operations	$21,799	$5,069	$44,806	($7,421)	($6,280)	$57,973
Other income (loss)						$590
Finance items
Finance income						$621
Finance costs						($3,081)
Earnings before taxes from continuing operations						$56,103

Total expenditures:
Mining interest	$9,051	$2,975	$7,850	$1,642	$66	$21,584
Plant and equipment	(1,253)	652	4,879	408	—	4,686
Total capital expenditures	$7,798	$3,627	$12,729	$2,050	$66	$26,270

Total assets	$442,927	$207,228	$512,077	$78,830	$157,508	$1,398,570
Total liabilities	$156,438	$38,543	$144,503	$31,916	$14,289	$385,689
Information as at and for the three months ended June 30, 2017 has been restated to exclude Stawell Mine which was sold in 2017 and is presented as a discontinued operation (note 4).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the six months ended June 30, 2017
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$122,412	$68,209	$143,666	$24,135		$358,422
Production costs	(50,830)	(36,823)	(34,334)	(31,548)		($153,535)
Royalty expense	(2,824)	(4,455)	(2,797)	—		($10,076)
Depletion and depreciation	(19,107)	(10,242)	(37,919)	(4,078)	(2)	($71,348)
Earnings (loss) from mine operations	$49,651	$16,689	$68,616	($11,491)	($2)	$123,463
Expenses
General and administrative	—	—	—	(37)	(11,790)	($11,827)
Transaction costs	—	—	—	—	(397)	($397)
Exploration and evaluation	(5,185)	(4,343)	(8,029)	(2,075)	—	($19,632)
Care and maintenance	—	(1,847)	—	(1,062)	—	($2,909)
Earnings (loss) from operations	$44,466	$10,499	$60,587	($14,665)	($12,189)	$88,698
Other income (loss)						$714
Finance items
Finance income						$1,193
Finance costs						($6,349)
Earnings before taxes from continuing operations						$84,256

Total expenditures:
Mining interest	$16,422	$7,904	$15,361	$5,192	$145	$45,024
Plant and equipment	2,485	1,872	7,128	1201		12,686
Total capital expenditures	$18,907	$9,776	$22,489	$6,393	$145	$57,710

Total assets	$442,927	$207,228	$512,077	$78,830	$157,508	$1,398,570
Total liabilities	$156,438	$38,543	$144,503	$31,916	$14,289	$385,689

Information as at and for the six months ended June 30, 2017 has been restated to exclude Stawell Mine which was sold in 2017 and is presented as a discontinued operation (note 4).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	June 30, 2018	December 31, 2017
Geographic information
Australia	$528,526	$666,626
Canada	$654,686	$523,356
Total	$1,183,212	$1,189,982

The following table summarizes sales to individual customers exceeding 10% of quarterly metal sales for the following periods:

	Metal sales
	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Customer
1	$97,687	$79,117	$179,662	$141,049
2	51,946	65,653	90,452	126,881
3	49,645	42,836	90,305	72,172
4	—	—	45,630	—
Total	199,278	187,606	406,049	340,102
% of total sales	93%	99%	98%	95%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The customers differ in the three and six months ended June 30, 2018 and 2017.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

18. FINANCIAL INSTRUMENTS
Carrying values of financial instruments
The carrying values of the financial assets and liabilities at June 30, 2018 and December 31, 2017 are as follows:

As at	June 30, 2018	December 31, 2017
Financial Assets
At fair value through profit or loss
Warrant investments	$11,167	$12,754

Loans and receivables, measured at amortized cost
Cash	$318,355	$231,596
Restricted cash	$1,628	$22,193
Accounts receivable (not including sales taxes)	$2,057	$5,289
	$322,040	$259,078

Investments in equity securities, measured at Fair Value through Other Comprehensive Income
Investments in equity securities of companies	$115,213	$100,109

Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$86,405	$84,746
Finance leases	$30,558	$38,575

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statement of financial position is as follows:

As at	June 30, 2018	December 31, 2017
Level 1
Investments in equity securities - publicly traded (note 11)	$115,213	$100,109

Level 2
Warrant investments	$11,167	$12,754

19. SUBSEQUENT EVENT
In July 2018, the Company entered into a non-interest bearing senior secured loan agreement (the “Senior Secured Loan Agreement”) with Artisan Vehicle Systems, Inc., a supplier of battery operated electric mining vehicles (the “Borrower”). In accordance with the terms of the Senior Secured Loan Agreement, the Company provided the Borrower with a short term loan in the amount of US$6 million which is secured against all of the assets and common shares of the Borrower. The principal amount owing must be repaid to the Company on the earlier of: (i) January 30, 2019; or (ii) the close of busi

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

ness on the date the Borrower completes an equity financing for aggregate amount of no less than US$15 million, in accordance with the terms of the Senior Secured Loan Agreement. In consideration for the loan, the Company has been granted certain lender’s rights, including but not limited to the appointment of a Company representative as President of the Borrower and the right to elect a nominee of the Company to the Board of the Borrower in the future. In addition, the Company was granted an equity interest in the Borrower equal to 9.9% of the issued capital stock of the Borrower.